FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of JANUARY , 2001


                             TRIMARK OIL & GAS LTD.
                 (Translation of registrant's name into English)

                                     0-30196
                                   -----------
                                  (File Number)

      1305 - 1090 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F [X] Form 40-F [ ]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     TRIMARK OIL & GAS LTD.
                                     ------------------------------------------
                                     (Registrant)

Date  January 29, 2001               By  /s/ NICK DEMARE
      ---------------------             ---------------------------------------
                                        Nick DeMare
                                        Director
                                        (Signature)*

      *Print the name and title of the signing officer under his signature.

                                 BC FORM 51-901F

                                 YEAR END REPORT

INCORPORATED AS PART OF:              X     SCHEDULE A
                                   -------
                                      X     SCHEDULES B & C
                                   -------
                                   (place x in appropriate category)
ISSUER DETAILS:
NAME OF ISSUER                     TRIMARK OIL & GAS LTD.
                                   ---------------------------------------------
ISSUER ADDRESS                     #1305 - 1090 W. GEORGIA STREET
                                   VANCOUVER, BC   V6E 3V7
                                   ---------------------------------------------
ISSUER TELEPHONE NUMBER            (604) 685-9316
                                   ---------------------------------------------
ISSUER FAX NUMBER                  (604) 683-1585
                                   ---------------------------------------------
CONTACT PERSON                     MR. NICK DEMARE
                                   ---------------------------------------------
CONTACT'S POSITION                 DIRECTOR
                                   ---------------------------------------------
CONTACT TELEPHONE NUMBER           (604) 685-9316
                                   ---------------------------------------------
FOR QUARTER ENDED                  NOVEMBER 30, 2000
                                   ---------------------------------------------
DATE OF REPORT                     JANUARY 29, 2001
                                   ---------------------------------------------

                                   CERTIFICATE

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.


DONALD W. BUSBY           /s/Donald W. Busby                    01/01/29
--------------------------------------------------------------------------------
NAME OF DIRECTOR              SIGN (TYPED)                DATE SIGNED (YY/MM/DD)

NICK DEMARE               /s/Nick DeMare                        01/01/29
--------------------------------------------------------------------------------
NAME OF DIRECTOR              SIGN (TYPED)                DATE SIGNED (YY/MM/DD)

           (Signatures for this Form should be entered in TYPED form)

BC Form 51-901F                                                      Schedule A



















--------------------------------------------------------------------------------



                             TRIMARK OIL & GAS LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE THREE MONTHS ENDED
                                NOVEMBER 30, 2000

                      (UNAUDITED - PREPARED BY MANAGEMENT)

--------------------------------------------------------------------------------

BC Form 51-901F                                                      Schedule A

                                              TRIMARK OIL & GAS LTD.
                                            CONSOLIDATED BALANCE SHEETS
                                                 NOVEMBER 30, 2000
                                       (UNAUDITED - PREPARED BY MANAGEMENT)


                                                                   2000                1999
                                                                     $                   $
                                                                                     (NOTE 1)
                                   A S S E T S

CURRENT ASSETS
Cash                                                               449,370            3,902,359
Amounts receivable                                                 326,009               53,025
                                                             --------------      ---------------
                                                                   775,379            3,955,384
PETROLEUM INTERESTS                                              8,380,790            5,350,137
OTHER ASSETS                                                       806,190                 -
                                                             --------------      ---------------
                                                                 9,962,359            9,305,521
                                                             ==============      ===============

                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities                           143,362              249,166
                                                             --------------      ---------------

                      S H A R E H O L D E R S ' E Q U I T Y

SHARE CAPITAL                                                   17,223,748           16,321,947
DEFICIT                                                         (7,404,751)          (7,265,592)
                                                             --------------      ---------------
                                                                 9,818,997            9,056,355
                                                             --------------      ---------------
                                                                 9,962,359            9,305,521
                                                             ==============      ===============

APPROVED BY THE DIRECTORS


/s/  Donald W. Busby                   , Director
---------------------------------------


/s/  Nick DeMare                       , Director
---------------------------------------

BC Form 51-901F                                                      Schedule A

                             TRIMARK OIL & GAS LTD.
                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2000
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                             2000                1999
                                                               $                   $
                                                                               (NOTE 1)

REVENUES

Oil and gas sales                                             60,346               50,867
Interest and other                                            31,026               39,301
                                                       --------------      ---------------
                                                              91,372               90,168
                                                       --------------      ---------------

OTHER EXPENSES

Production                                                    27,339               48,906
General and administrative                                    46,620              162,632
Depreciation and depletion                                    27,684               46,591
                                                       --------------      ---------------
                                                             101,643              258,129
                                                       --------------      ---------------
NET LOSS FOR THE PERIOD                                      (10,271)            (167,961)

DEFICIT - BEGINNING OF THE PERIOD                         (7,394,480)          (7,097,631)
                                                       --------------      ---------------
DEFICIT - END OF THE PERIOD                               (7,404,751)          (7,265,592)
                                                       ==============      ===============
LOSS PER COMMON SHARE                                        ($0.00)              ($0.01)
                                                       ==============      ===============
WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                              16,104,254           13,434,403
                                                       ==============      ===============


BC Form 51-901F                                                      Schedule A

                             TRIMARK OIL & GAS LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2000
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                                                         2000                1999
                                                                                           $                   $
                                                                                                           (NOTE 1)

CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                                                 (10,271)           (167,961)
Items not involving cash
     Depreciation and depletion                                                          27,684              46,591
     Effect of unrealized foreign exchange gain on other assets                         (33,285)               -
                                                                                  --------------      --------------
                                                                                        (15,872)           (121,370)
Increase in amounts receivable                                                          (64,375)            (24,636)
Decrease in accounts payable and accrued liabilities                                   (163,203)            (14,949)
                                                                                  --------------      --------------
                                                                                       (243,450)           (160,955)
                                                                                  --------------      --------------

FINANCING ACTIVITIES

Share issue costs                                                                          (794)               -
Issuance of common shares                                                                  -                600,026
Issuance of special warrants                                                               -              2,452,691
Special warrants issuance costs                                                            -               (262,281)
                                                                                  --------------      --------------
                                                                                           (794)          2,790,436
                                                                                  --------------      --------------
INVESTING ACTIVITY

Additions to petroleum interests                                                       (613,094)           (300,603)
                                                                                  --------------      --------------
INCREASE (DECREASE) IN CASH                                                            (857,338)          2,328,878

CASH - BEGINNING OF THE PERIOD                                                        1,306,708           1,573,481
                                                                                  --------------      --------------
CASH - END OF THE PERIOD                                                                449,370           3,902,359
                                                                                  ==============      ==============


BC Form 51-901F                                                      Schedule A

                             TRIMARK OIL & GAS LTD.
                    NOTE TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2000
                      (UNAUDITED - PREPARED BY MANAGEMENT)



1.       CHANGE IN ACCOUNTING POLICY

         On August 31, 2000, the Company changed its method of accounting for its petroleum interests from the successful efforts method to the full cost method. Management believes that the new accounting policy is more appropriate for oil and gas companies such as the Company.

         This change in accounting policy has been applied retroactively. Based on the Company's petroleum resource activities conducted to date, the loss for the three months ended November 30, 1999 and the deficit as at November 30, 1999 was reduced by $8,459 and petroleum interests, as at November 30, 1999, was increased by $8,459.

BC Form 51-901F                                                      Schedule B

                             TRIMARK OIL & GAS LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED NOVEMBER 30, 2000


1.(a)    GENERAL AND ADMINISTRATIVE EXPENSES

         General and administrative expenses for the three months ended November 30, 2000:


                                                                 $

     Administration and accounting                             15,346
     Audit and legal                                              968
     Filing fees                                                  400
     Foreign exchange                                         (49,631)
     Investor relations                                        24,238
     Management and professional                               19,519
     Office                                                    13,392
     Shareholder communications                                   135
     Transfer agent                                             5,173
     Travel                                                    17,080
                                                       ---------------
                                                               46,620
                                                       ===============


1.(B)    RELATED PARTY TRANSACTIONS

         During the quarter ended November 30, 2000, the Company:

           i) was charged $24,100 for management, professional, accounting and administrative fees provided by companies controlled by directors of the Company; and

          ii) recorded interest income of $3,812 relating to a US$125,000 relocation loan provided to the President of the Company. As at November 30, 2000, the loan and interest receivable of $6,646 remained outstanding.

         The Company has advanced funds to Hilton Petroleum Ltd. As at November 30, 2000, $149,313 was outstanding and was included in accounts receivable.


2.(A)    SECURITIES ISSUED DURING THE QUARTER ENDED NOVEMBER 30, 2000

DATE OF       TYPE OF      TYPE                                      TOTAL           TYPE OF
 ISSUE        SECURITY     OF ISSUE         NUMBER       PRICE     PROCEEDS       CONSIDERATION  COMMISSION
--------      --------     --------         ------       -----     --------       -------------  ----------


Sept.12/00    Common       Private         118,570       $0.70    $83,000(1)<F1>      Cash           Nil
                           Placement

<F1>
(1)   Previously received.

BC Form 51-901F                                                      Schedule B

                             TRIMARK OIL & GAS LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED NOVEMBER 30, 2000


2.(B)    NO OPTIONS WERE GRANTED DURING THE QUARTER ENDED NOVEMBER 30,
         2000


3.(A)    AUTHORIZED AND ISSUED SHARE CAPITAL AS AT NOVEMBER 30, 2000

                                                                                                ISSUED
                                                                                 -----------------------------------
                                                         AUTHORIZED
           CLASS                 PAR VALUE                 NUMBER                  NUMBER                   AMOUNT
           -----                 ---------               ----------                ------                   ------
           Common                   WPV                  Unlimited               16,124,016              $17,223,748


3.(B)    OPTIONS AND WARRANTS OUTSTANDING AS AT NOVEMBER 30, 2000

                                                     EXERCISE PRICE
         SECURITY                   NUMBER              PER SHARE                 EXPIRY DATE
         --------                   ------           --------------               -----------

         Options                   612,000                $1.14                   Jul. 23/02
         Options                   125,000                $1.90                   Oct. 01/02
                                 ---------
                                   737,000
                                 =========
         Warrants                2,790,234                $0.97                   Jul. 14/01
         Warrants                1,256,782                $1.73                   Sep. 24/01
         Warrants                1,185,715                $0.84                   Jun. 05/02
         Warrants                  118,570                $0.84                   Jun. 19/02
                                 ---------
                                 5,351,301
                                 =========


3.(C)    SHARES IN ESCROW OR SUBJECT TO POOLING AS AT NOVEMBER 30, 2000

         There were 31,250 shares held in escrow as at November 30, 2000.


3.(D)    LIST OF DIRECTORS AS AT NOVEMBER 30, 2000

         Donald W. Busby, President, Chairman & CEO
         Nick DeMare
         George Muscroft
         Phil Zaccaria

BC Form 51-901F                                                      Schedule C

                             TRIMARK OIL & GAS LTD.

                                QUARTERLY REPORT

                      FOR THE YEAR ENDED NOVEMBER 30, 2000



MANAGEMENT DISCUSSION & ANALYSIS

OPERATIONS

During the three months ended November 30, 2000, the Company reported a net loss of $10,271 ($0.00 per share) compared to a net loss of $167,961 ($0.01 per share) incurred for the comparable 1999 period.

Revenue from oil and gas sales increased 19% during 2000, to $60,346, compared to $50,867 for the comparable period in 1999. Revenue from oil sales increased 20% from $24,627 in 1999 to $29,479 in 2000. The increase is attributed to the increase in the average selling price for oil in 2000. Oil production decreased 12% from 755 bbls in 1999 to 662 bbls in 2000 and average selling prices received increased 37%, from $32.62/bbl in 1999 to $44.53/bbl in 2000. Revenue from natural gas sales increased 18%, from $26,239 in 1999 to $30,867 in 2000. Natural gas production fell 51%, from 9,631 mcf in 1999 to 4,712 mcf in 2000. The average selling price of natural gas received by the Company increased 141%, from $2.72/mcf in 1999 to $6.55/mcf in 2000.

The Company's production expenses decreased 44% to $27,339 in 2000 from $48,905 in 1999. On a per unit basis, production expenses decreased to $18.89/BOE in 2000 from $20.72/BOE in 1999.

The Company's amortization, depreciation and depletion expenses decreased to $27,684 in 2000 from $46,591 in 1999. On a per unit basis, the rate was $19.13/BOE in 2000 compared to $19.74/BOE in 1999.

General and administrative costs decreased by $116,012 from $162,632 in 1999 to $46,620 in 2000. Of the decrease, $93,819 is attributed to the effects of foreign exchange, as the Company recorded a $49,631 foreign exchange gain in 2000, compared to a $44,188 loss in 1999.

PROPERTIES UPDATE

1.   EAST LOST HILLS

Management believes, the location of the Berkley East Lost Hills #1 well and the associated deep Temblor play is ideal with respect to both accessible natural gas gathering systems and water disposal facilities. There is significant local demand for natural gas. The well will be tied into an existing local gathering system via an eight inch pipeline. Wellsite facilities will include three phase separation and gas and liquid cooling equipment. Total capital cost for the wellsite facilities and pipeline is estimated at $3.5 million. Natural gas will be sold to a major operator on an interim basis, pending results from further drilling. Total cost for gas gathering and processing, condensate handling, and water disposal is estimated at CDN$0.88/MCF. The royalty rate on the Berkley East Lost Hills #1 well is 23.625%. Wellsite facility construction and pipeline construction are expected to be completed in early February 2001, with production startup commencing thereafter.

BC Form 51-901F                                                      Schedule C
                             TRIMARK OIL & GAS LTD.

                                QUARTERLY REPORT

                      FOR THE YEAR ENDED NOVEMBER 30, 2000



MANAGEMENT DISCUSSION & ANALYSIS (continued)


The Berkley East Lost Hills #2 well, located approximately 1.5 miles northwest of the Berkley East Lost Hills #1 well, commenced drilling on July 10, 2000. During drilling from October 18 to November 9, numerous lost circulation zones were encountered and gas was flared at surface for several hours on October 31. A complete set of evaluation logs were run from 14,250 feet to total depth and 17 sidewall core plugs were obtained. The Berkley East Lost Hills #2 well penetrated approximately 1,250 feet of the Temblor formation and a seven inch liner was successfully run to a depth of 17,650 feet and cemented in place.

Based on mud losses while drilling, indicative of excellent reservoir permeability, gas kicks and flaring at surface, as well as sand/reservoir and fracture data from logs and cores, the Berkley East Lost Hills #2 well was cased to total depth as a potential gas well. Production rates will be determined from formal production testing. The Berkley East Lost Hills #2 well can be quickly and cost effectively tied in to the pipeline system currently being constructed for the Berkley East Lost Hills #1 well.

The combination of lost circulation and strong gas kicks made further drilling operationally difficult and expensive. With the seven inch liner in place and the existing gas zones safely behind pipe, it was possible to drill additional Temblor section and evaluate deeper potential zones with respect to reservoir quality, gas column and pressure gradient. The East Lost Hills joint venture partners agreed to drill additional footage out of the base of the liner. Deepening of the Berkley East Lost Hills #2 well was completed in December. A decision has been made to complete the Berkley East Lost Hills #2 well, with perforation of the casing expected towards the end of January, 2001.

The decision to drill ahead was based on the East Lost Hills joint venture partners' assessment that for relatively low incremental cost important information for the overall East Lost Hills Temblor play could be gained without compromising existing penetrated gas zones. The information gained during this relatively short time will allow for possible design modifications on wells yet to be drilled or re-worked. Management believes this will ultimately assist in accelerating drilling time and reduced costs.

The Berkley East Lost Hills #3 well commenced drilling on the west flank at East Lost Hills on May 28, 2000. The total target depth for this well is 20,000 feet. The west flank is a new structure which has not been drill tested. As at January 23, 2001, the well was at a depth of 19,168 feet.

The Berkley East Lost Hills #4 well commenced drilling on November 26, 2000. The target depth for this well is 20,000 feet. The Berkley East Lost Hills #4 well was at a depth of 12,740 feet as at January 23, 2001.

BC Form 51-901F                                                      Schedule C

                             TRIMARK OIL & GAS LTD.

                                QUARTERLY REPORT

                      FOR THE YEAR ENDED NOVEMBER 30, 2000


MANAGEMENT DISCUSSION & ANALYSIS (continued)

2.    REGIONAL CALIFORNIA

The Company is engaged in a regional exploration program in the San Joaquin Basin of California and to date a number of prospects have been identified. The prospects have much shallower target horizons and the costs to drill are substantially less than the East Lost Hills prospects. The Company's working interests in these prospects range from approximately 4.73% to 43.67%, as follows:


                         PREVIOUS WORKING              NEW WORKING
PROSPECT                   INTEREST BPO               INTEREST BPO              PRODUCT
--------                   ------------               ------------              -------

Basil, CA                   19.38888%                  36.38883%                Natural Gas
Parsley, CA                 23.66668%                  43.66668%                Natural Gas
Mica, CA                    23.66668%                  43.66668%                Oil & Natural Gas
Sequoia, CA                 23.66668%                  43.66668%                Natural Gas
Merced 1, CA                23.66668%                  43.66668%                Natural Gas
Merced 2, CA                23.66668%                  43.66668%                Natural Gas
Merced 3, CA                23.66668%                  43.66668%                Natural Gas
Merced 4, CA                23.66668%                  43.66668%                Natural Gas
North Tejon, CA             23.66668%                  43.66668%                Oil & Natural Gas
Brown Sugar, CA             04.73333%                  04.73333%                Natural Gas

The Brown Sugar prospect has been successfully completed and is scheduled to be in production before the end of January. The Mica, Parsley and Sequoia prospects are all scheduled to be drilled in the first calendar quarter of 2001, with the first well to be spudded in February.

FINANCINGS

Subsequent to November 30, 2000, the Company arranged a non-brokered private placement financing of up to 2,200,000 units at a price of $0.52 per unit, to raise gross proceeds of $1,144,000. Each unit will consist of one common share and one share purchase warrant. One share purchase warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for a period of two years from closing for the exercise price of $0.52. To date, the Company has completed the first tranche of 500,000 units. Closing of the balance of the financing is expected by mid-February.

The funds will be used to help finance the Company's portion of the exploration programs at East Lost Hills, California and general working capital.

INVESTOR RELATIONS ACTIVITIES

During the quarter ended November 30, 2000, the Company paid $24,238 for investor relations services and related costs.